UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Premier Exhibitions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74051E102

(CUSIP Number)

Samuel S. Weiser
Sellers Capital LLC
311 S Wacker Dr., Ste 925
Chicago, IL 60606
(312) 775-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E102	Page 2 of 10

1.	Names of Reporting Persons
Sellers Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Illinois

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned	8.	Shared Voting Power
By Each		4,928,399
Reporting
Person With	9.	Sole Dispositive Power
		0

	10.	Shared Dispositive Power
		4,928,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
16.1% as of May 6, 2009 (based on 30,548,581 shares of Common Stock outstanding, per the Convertible Note Purchase Agreement to which this filing relates).

14.	Type of Reporting Person (See Instructions)
IA/OO

* Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager to and general partner of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 3 of 10

1.	Names of Reporting Persons
Sellers Capital Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Cayman Islands

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned	8.	Shared Voting Power
By Each		4,928,399
Reporting
Person With	9.	Sole Dispositive Power
		0

	10.	Shared Dispositive Power
		4,928,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
16.1% as of May 6, 2009 (based on 30,548,581 shares of Common Stock outstanding, per the Convertible Note Purchase Agreement to which this filing relates).

14.	Type of Reporting Person (See Instructions)
IV/OO

* Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager to and general partner of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 4 of 10

1.	Names of Reporting Persons
Mark A. Sellers

2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
U.S. Citizen

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned	8.	Shared Voting Power
By Each		4,928,399
Reporting
Person With	9.	Sole Dispositive Power
		0

	10.	Shared Dispositive Power
		4,928,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
16.1% as of May 6, 2009 (based on 30,548,581 shares of Common Stock outstanding, per the Convertible Note Purchase Agreement to which this filing relates).

14.	Type of Reporting Person (See Instructions)
IN/HC

* Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager to and general partner of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 5 of 10

Item 1.	Security and Issuer

This Statement on Schedule 13D/A (“Schedule 13D/A”) relates to the Common Stock, par value $0.0001 (the “Common Stock”), of Premier Exhibitions, Inc., a Florida corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 3340 Peachtree Rd, Ste 2250, Atlanta, GA 30326.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed by Sellers Capital LLC (“SC”), Sellers Capital Master Fund, Ltd. (“SCMF”) and Mark A. Sellers.

(b)
The principal business office of SC and Mark A. Sellers is 311 S. Wacker Dr., Ste. 925, Chicago, IL 60606. The principal business office of SCMF is c/o M&C Corporate Services, Ugland House, South Church Street, PO Box 309 GT, George Town, Grand Cayman, Cayman Islands.

(c)
The principal business of SC is to advise privately held investment funds, including SCMF, and to provide separate account management where SC has investment discretion over client assets held in the client’s name.  The principal business of SCMF is to operate as a privately held investment fund for high net worth individuals and institutions.  Mark A. Sellers is the managing member of SC and thus may be considered the beneficial owner of the Common Stock beneficially owned by SC and SCMF.  Each of the Reporting Persons disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest therein.

(d), (e)
During the last five years, none of the Reporting Persons described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	SC is a limited liability company organized under the laws of Illinois.
SCMF is an exempted company organized under the laws of the Cayman Islands.
Mark A. Sellers is a U.S. Citizen.

In addition to Mr. Sellers, the only other person who may be deemed to be operating in the capacity of an Executive Officer or Director of any of the Reporting Persons is Samuel S. Weiser.  Mr. Weiser is the Chief Operating Officer of SC, his principal business address is 311 S. Wacker Dr., Ste. 925, Chicago, IL 60606, and he is a U.S. citizen. During the last five years, Mr. Weiser has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Weiser is not the beneficial owner of any of the Common Stock or other securities of the Issuer, including those shares of Common Stock or other securities reported on this Schedule 13D.

CUSIP No. 74051E102	Page 6 of 10

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate consideration paid to the Issuer pursuant to the transaction described in Item 4 of this Schedule 13D was approximately $6 million, which came from the working capital of SCMF.  The aggregate consideration paid for the shares of Common  Stock purchased in the transaction described in Item 5 of this Schedule 13D was approximately $105,000, which came from the working capital of SCMF

Item 4.	Purpose of Transaction

On May 6, 2009, SCMF and the Issuer entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) pursuant to which SCMF agreed to purchase and the Issuer agreed to sell convertible notes with a total principal amount of $12 million.  The Convertible Note Purchase Agreement calls for SCMF to purchase a Convertible Note (the “Note”), in the principal amount of $6 million, for an aggregate purchase price (the “Purchase Price”) equal to the Note’s principal amount.  The agreed-upon closing date (the “Closing Date”) for the purchase of the Note is the date of the Note Purchase Agreement or as promptly thereafter as practicable as mutually agreed to by the Issuer and SCMF, but in no event later than Monday, May 11, 2009.  The Note Purchase Agreement also calls for SCMF to purchase, on or prior to June 15, 2009, a convertible note or convertible notes, on terms substantially identical to the terms of the Note (the “Other Notes”), in the principal amount of $6 million, for an aggregate purchase price equal to the principal amount; however, to the extent investors (other than SCMF) that are mutually satisfactory to the Issuer and SCMF (“Other Investors”) purchase Other Notes on or prior to June 15, 2009, SCMF’s obligation to purchase Other Notes will be reduced by the principal amount purchased by such Other Investors. A copy of the Note Purchase Agreement is included in Exhibit 99.2 of this Schedule 13D and incorporated by reference herein.

SCMF entered into the Agreement in order to provide financing to the Issuer.  If the stockholders of the Issuer approve the issuance of shares upon conversion of the Note, as described below, the filing persons also will increase their beneficial ownership of the shares of the Issuer’s Common Stock.

The Note is convertible, at a conversion price (the “Conversion Price”) of  $0.75 per share, into the number of fully paid and non-assessable shares of Common Stock equal to the quotient of (x) the principal amount of the Note being converted plus all accrued and unpaid interest with respect to such principal, divided by (y) the Conversion Price.  Fractional shares of Common Stock will not be issued upon conversion of the Note and, if such conversion would result in the issuance of any fractional share, the Issuer will instead, at its option, either pay SCMF cash equal to the product of such fraction multiplied by the closing price of the Common Stock on the Applicable Market (as defined below) on the business day immediately prior to the date of conversion or round such fraction of a share up to the nearest whole share.  Conversion into Common Stock may be effected as follows: (a) SCMF may elect to convert all or any portion of the principal amount of the Note then outstanding (plus accrued but unpaid interest thereon) into shares of Common Stock at any time on or prior to the maturity date of the Note and on or after the fifth business day after the annual meeting of shareholders required to be called and held pursuant to the Note Purchase Agreement (the “Annual Meeting”), but only if shareholder approval of the issuance of the shares of Common Stock issuable upon conversion of the Note, pursuant to all applicable listing rules of the NASDAQ Global Market, and an amendment to the Issuer’s certificate of incorporation increasing the number of authorized shares of Common Stock to an amount not less than necessary to enable the full issuance of the number of the shares of Common Stock that may be issuable upon conversion of the Note (“Shareholder Approval”) shall have been obtained at such Annual Meeting or thereafter; (b) if the Issuer elects to prepay all or any part of the Note at any time on or after the first business day after the Annual Meeting and Shareholder Approval has been obtained; or (c) at any time after the Annual Meeting and on or prior to the date of maturity of the Note, if the Issuer elects to cause SCMF to convert the principal amount then outstanding under the Note and (i) Shareholder Approval has been obtained and (ii) the closing per share sale price of the Common Stock has exceeded $1.00 for a period of five (5) successive trading days, as reported on the NASDAQ Global Market or, if the Common Stock is not listed for trading on the NASDAQ Global Market at the applicable time, the Over-The-Counter Bulletin Board, if the trading of the Common Stock is qualified for quotation thereon at the applicable time (the “Applicable Market”).  A copy of the Note is included in Exhibit 99.2 of this Schedule 13D and incorporated by reference herein.

CUSIP No. 74051E102	Page 7 of 10

Pursuant to the terms of the Note Purchase Agreement, SCMF and the Issuer also entered into a voting agreement (the “Voting Agreement”) pursuant to which SCMF agreed that it would not, in connection with any matters presented to the Issuer’s shareholders for vote or action by written consent, vote or provide any consent with respect to any shares of Common Stock received upon conversion (“Conversion Shares”), except in the event that any third party (other than an affiliate of SCMF) acquires beneficial ownership of 10 percent or more of the Issuer’s outstanding shares of Common Stock, or in connection with certain mergers or acquisitions, or matters requiring votes or consents of the holders of more than 50% of the Company’s outstanding shares of Common Stock.

Pursuant to the Note Purchase Agreement, SCMF also agreed to purchase, on or prior to June 15, 2009, the Other Notes, in the principal amount of $6 million for an aggregate purchase price equal to the principal amount. To the extent investors (other than SCMF) that are mutually satisfactory to the Issuer and SCMF (“Other Investors”) purchase Other Notes on or prior to June 15, 2009, SCMF’s obligation to purchase Other Notes will be reduced by the principal amount purchased by such Other Investors. In such case SCMF and the Issuer have agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to assist and cooperate with each other and such Other Investors in doing all things necessary, proper and advisable to effect such transactions, to ensure that SCMF’s rights thereunder are pari passu with the those of the Other Investors, that any security interest granted in accordance with the Note will apply to the Note pari passu with the Other Notes, that amendments to and approvals under the relevant transaction documents will be effected by holders of a majority of the aggregate principal amount of the Notes and that the Other Investors are afforded identical rights and benefits on a pro rata basis, as applicable, as SCMF is entitled to under the relevant transaction documents.

In addition, pursuant to the Note Purchase Agreement, the Issuer agrees that it will, no later than the business day immediately after the Closing Date, use a portion of the proceeds received from SCMF from the sale of the Note to pay in full all of the principal and interest accrued thereon outstanding pursuant to a Promissory Note, dated October 4, 2007, made by the Issuer in favor of Bank of America, N.A., as well as any and all other obligations of the Issuer thereunder.

CUSIP No. 74051E102	Page 8 of 10

On May 6, 2009, the Issuer also agreed that in the event that the Issuer elects to prepay any portion of the Note within a stated “Pre-Annual Meeting Prepayment Period” (i.e., any time up to and including the fifth business day preceding the Annual Meeting, as defined above), then such election would trigger the effectiveness of a warrant (the “Warrant”), a form of which was delivered to SCMF on the date of the Convertible Note for the purchase of that number of shares of Common Stock (“Warrant Shares”) equal to seven percent (7.0%) of the total number of shares of Common Stock into which the Note, as of the date of such prepayment, is convertible.  Such Warrant will have an exercise price (the “Warrant Purchase Price”) of $0.70, as adjusted in accordance with the terms of the Warrant, and includes a “cashless exercise” provision pursuant to which shares of Common Stock other than Warrant Shares, or Warrant Shares to be acquired upon the exercise of the Warrant, may be applied to pay the Warrant Purchase Price in connection with the exercise of the Warrant in whole or in part.  Any shares of Common Stock or Warrant Shares transferred to the Issuer as payment of the Warrant Purchase Price will be valued at the Fair Market Value of such shares. The Warrant will expire five (5) years from the date of issuance.  A copy of the Warrant is included in Exhibit 99.2 of this Schedule 13D and incorporated by reference herein.

On May 6, 2009, SCMF and the Issuer also agreed to enter into a registration rights agreement (the “Registration Rights Agreement”), no later than the Closing Date, pursuant to which the Issuer agrees to register with the Securities and Exchange Commission, in accordance with the applicable provisions of the Securities Act of 1933, as amended, and the rules thereunder, the shares of Common Stock into which the Note may be convertible and the shares of Common Stock into which the Warrants, if issued, will be exercisable, and any additional shares of Common Stock acquired by SCMF by way of a dividend, stock split, recapitalization dividend, stock split, plan of recapitalization, reorganization, merger, sale of assets or otherwise (“Registrable Securities”).  The Registration Rights Agreement provides that, subject to certain conditions and limitations, at any time following the 2009 Annual Meeting, if Shareholder Approval (as defined in the Convertible Note, see above) has been obtained (subject to certain “blackout” provisions in the Registration Rights Agreement), the holders of a majority of Registrable Securities have the right to require the Company to file a Registration Statement covering all or any part of their respective Registrable Securities by delivering a written request to the Issuer, in which case, the Issuer will be required, as soon as practicable after receipt of such demand, to use its reasonable best efforts to effect such registration. The Registration Rights Agreement also provides that at any time following the 2009 Annual Meeting, if Shareholder Approval has been obtained, any time the Issuer determines to register any of its equity securities under the Securities Act, for its own account or the account of others, other than Common Stock to be issued solely in connection with an acquisition of any entity or business or Common Stock issuable in connection with stock option or other employee benefit plans, the Issuer will notify each holder of Registrable Securities and if within fifteen (15) days after receipt of such notice, a holder so requests in writing, the Issuer will use its reasonable best efforts to include in the registration statement all or any part of the Registrable Shares requested by such holder of Registrable Securities. The expenses of holders of Registrable Securities in connection with any such registration must be paid by the Issuer.  A copy of the Registration Rights Agreement is included in Exhibit 99.2 of this Schedule 13D and incorporated by reference herein.

In addition, on May 6, 2009, the Issuer and SCMF entered into a letter agreement pursuant to which the parties agreed that if, on or prior to 5:00 p.m. on Wednesday, May 20, 2009, the Issuer’s Board of Directors approve a transaction with a certain unaffiliated third party, the proceeds of which will be used to prepay the Note in full, in accordance with its terms, then notwithstanding anything to the contrary set forth in the documents described above and attached in Exhibit 99.2, SCMF would only be permitted to exercise the Warrant for up to fifty percent (50%) of that number of shares of Common Stock for which the Warrant otherwise would have been exercisable.  A copy of the letter agreement is included in Exhibit 99.2 of this Schedule 13D and incorporated by reference herein.

CUSIP No. 74051E102	Page 9 of 10

The foregoing descriptions are not intended to be complete and are qualified in their entirety by reference to the copies of each of the foregoing documents filed herewith as Exhibit 99.2 and incorporated by reference herein.

Although the Reporting Persons have no present intention of acquiring any additional securities of the Issuer, other than as reported herein, the Reporting Persons intend to regularly review their investment in the Issuer and, based on such review and such other factors including, but not limited to, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions, the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, change their intentions, acquire additional securities of the Issuer, or sell some or all of their shares of Common Stock, on the open market, in privately negotiated transactions or otherwise, or engage in other transactions with respect to the Issuer and/or the securities of the Issuer.  The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) SCMF is the direct beneficial owner and Sellers Capital LLC (“SC”) and Mark A. Sellers are the indirect beneficial owners of 4,928,399 shares of Common Stock, representing approximately 16.1 percent of the outstanding Shares based on the number of shares of Common Stock stated to be issued and outstanding as of May 6, 2009, in Section 3.03 of the Note Purchase Agreement.

(b) Each of the Reporting Persons has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 4,928,399 shares of Common Stock.

(c) In addition to the transaction described in Item 4, above, on May 8, 2009, SCMF purchased 150,000 shares of Common Stock, in open market purchases on the NASDAQ Global Market at a price of $0.70 per share, for a total purchase price of $105,000 (exclusive of any commissions or transaction costs).  By virtue of the relationship reported under Item 2(c) of this Schedule 13D, such shares of Common Stock may be deemed to be beneficially owned each of the Reporting Persons.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Items 3, 4 and 5 are incorporated in this Item 6 by reference as if fully set forth herein.  Except for the matters discussed herein, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Copies of the agreements and related documents described in Item 4 are attached hereto as Exhibit 99.2.

CUSIP No. 74051E102	Page 10 of 10

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1:  Joint Filing Agreement, dated as of May 12, 2009, among Sellers Capital LLC, Sellers Capital Master Fund, Ltd. and Mark A. Sellers.

Exhibit 99.2:  Convertible Note Purchase Agreement dated May 6, 2009, between Premier Exhibitions, Inc. and Sellers Capital Master Fund, Ltd., and exhibits thereto (including  Convertible Note, Warrant to Purchase Common Stock and Registration Rights Agreement); Letter Agreement dated May 6, 2009, between Premier Exhibitions, Inc. and Sellers Capital Master Fund, Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 12th day of May, 2009

Sellers Capital LLC

By: /s/ Samuel S. Weiser
Name: Samuel S. Weiser
Title: Chief Operating Officer

Sellers Capital Master Fund, Ltd.

By: /s/ Samuel S. Weiser
Name: Samuel S. Weiser
Title: Chief Operating Officer, Sellers Capital LLC, Investment Manager

/s/ Mark A. Sellers
Mark A. Sellers